UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of September, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated September 22, 2005	3 - 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2005	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
September 16, 2005
Item 3 — News Release
The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on September 16, 2005.
Item 4 — Summary of Material Change
On September 16, 2005, Cameco closed its offering of 4.70% senior unsecured debentures due September 16, 2015 (the “Debentures”) for aggregate gross proceeds of $300 million. Cameco plans to use the net proceeds of approximately $297 million principally for retiring outstanding commercial paper, planned capital expenditures and general corporate purposes.
Item 5 — Full Description of Material Change
On September 16, 2005, Cameco closed its offering of 4.70% Debentures for aggregate gross proceeds of $300 million. The offering was underwritten by RBC Capital Markets and Scotia Capital Inc.
Cameco plans to use the net proceeds of approximately $297 million principally for retiring outstanding commercial paper, planned capital expenditures and general corporate purposes. The company’s planned capital expenditures include developmental and sustaining capital at its uranium and conversion facilities. The company’s commercial paper program is used for capital expenditures and general corporate purposes which may include the funding of acquisitions.
The Debentures have been rated A (low) by Dominion Bond Rating Service Limited and BBB+ by Standard & Poor’s Rating Service.
Each Debenture has a minimum denomination of $1,000 and will bear interest at an interest rate of 4.70%, per annum payable semi-annually in arrears on March 16 and September 16 in each year commencing March 16, 2006 and will mature on September 16, 2015.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (US Securities Act) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable
Item 8 — Executive Officer
Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary
Telephone: (306) 956-6303
Item 9 — Date of Report
SEPTEMBER 22, 2005

4